EXHIBIT 99.4

For Immediate Release

BCE reports first quarter 2013 results

  Net earnings attributable to common shareholders grow 6.6% to $566 million; Adjusted earnings per share up 11.6% to $0.77
  Strong Wireless and Media EBITDA growth of 11.6% and 21.0%, respectively, drives 2.1% increase in total Bell EBITDA; consolidated EBITDA margin expands to 37.7%
  Postpaid net activations of 59,497 reflect improved customer churn and continued strong adoption of smartphones, now representing 68% of postpaid base; wireless service margin increases to 44.9% on 7.2% higher service revenue
  Bell Fibe TV adds 47,463 net new customers, a 41.9% increase
  Improving Bell Wireline revenue and EBITDA trajectories driven by positive subscriber results in expanding Fibe TV footprint; ongoing cost savings

MONTRÉAL, May 9, 2013 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the first quarter (Q1) of 2013.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q1 2013	Q1 2012	% change
Bell(i)
Operating revenues	4,348	4,334	0.3%
EBITDA	1,641	1,608	2.1%
BCE
Operating revenues	4,919	4,910	0.2%
EBITDA	1,962	1,929	1.7%
Net earnings attributable to common shareholders	566	531	6.6%
EPS	0.73	0.69	5.8%
Adjusted EPS	0.77	0.69	11.6%
Cash flows from operating activities	1,040	1,202	(13.5%)
Free cash flow	247	331	(25.4%)

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

BCE reported Q1 net earnings attributable to common shareholders of $566 million, up 6.6% from $531 million last year, and adjusted net earnings(1) attributable to common shareholders of $599 million, an increase of 11.5% compared to $537 million in Q1 2012. Earnings per share (EPS) of $0.73 and Adjusted EPS of $0.77 were up 5.8% and 11.6%, respectively, compared to EPS and Adjusted EPS of $0.69 in Q1 2012. The increase in Adjusted EPS was due to higher EBITDA(2), recognition of a pension surplus entitlement, and net gains on equity derivative contracts entered into to hedge our share-based compensation liabilities.

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BCE’s cash flows from operating activities were $1,040 million in Q1 2013, compared to $1,202 million in Q1 2012. Free cash flow(3) available to BCE’s common shareholders was $247 million, compared to $331 million last year. The decrease is attributable primarily to the timing of cash receipts and higher income taxes paid compared to last year.

At the end of Q1, BCE (including Bell Canada and Bell Aliant) served a total of 7,815,475 wireless subscribers, up 3.6% from Q1 2012; total TV subscribers of 2,307,224, a 5.0% increase; total high-speed Internet subscribers of 3,044,285, up 1.3%; and total NAS lines of 7,995,755, a decrease of 7.0%.

BELL RESULTS
Bell operating revenues increased 0.3% to $4,348 million, driven by an increase in service revenues of 1.3%, reflecting growth in wireless, TV, Internet, media and business services such as data hosting and cloud computing.

Bell EBITDA increased 2.1% to $1,641 million, driven by strong EBITDA growth of 11.6% at Bell Wireless and 21.0% at Bell Media, moderated by a 4.5% decline at Bell Wireline. Bell’s consolidated EBITDA margin expanded to 37.7% in Q1 2013 from 37.1% in Q1 2012, due to strong wireless revenue flow-through, diminishing wireline voice erosion, subsiding wireline costs related to growing Bell’s Fibe TV customer base, and continued wireline operating cost savings.

“Industry-leading investment in next-generation networks and services continues to drive Bell’s transformation,” said George Cope, President and Chief Executive Officer of BCE and Bell. “With the Bell team’s focused execution of our 6 Strategic Imperatives, our operating mix is increasingly dominated by wireless, TV, media and Internet growth services – now representing more than 80% of Bell’s revenue.”

“In wireless, accelerating smartphone adoption and data usage on Canada’s largest LTE network supported strong revenue and EBITDA growth and decreased customer churn. Fast-growing Fibe TV is bringing enhanced competition and consumer choice to Canadian television while supporting growth in our share of three-product households, as customers increasingly bundle Bell Fibe Internet and Home Phone with Fibe TV. Growth in business IP connectivity and data services such as hosting and cloud computing also contributed to improving wireline results, while Bell Media’s content leadership and strong execution supported significant EBITDA and cash flow growth,” said Mr. Cope.

Bell is committed to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“We delivered a solid set of financial results in the first quarter of 2013, highlighted by healthy growth in EBITDA and earnings per share. Our dependable cash flow profile supports our ongoing strategic capital programs, as well as the increased common share dividend for 2013,” said Siim Vanaselja, Chief Financial Officer for BCE and Bell. “Our wireless and wireline operations have a positive profile and are well complemented by Bell Media, which continues to deliver solid profitability. With a good start to the year across all our operating segments and no fundamental changes in outlook, our 2013 financial plan is on track as we reconfirm today all our guidance targets for the year.”

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BELL OPERATING RESULTS BY SEGMENT
In Q1 2013, Bell benefitted from strong wireless financial performance and operating results; improving wireline revenue and EBITDA, supported by ongoing operating cost savings; and significant EBITDA and cash flow growth from Bell Media in a tough advertising market.

Bell invested $594 million in new capital in the first quarter of 2013 to support the continued deployment of next-generation wireline and wireless broadband platforms. This was a 12.6% decrease compared to Q1 2012, reflecting higher initial rollout costs for the construction of Bell’s 4G LTE mobile network in major urban markets and rapid retail store expansion in Western Canada early last year.

Bell Wireless
Bell Wireless operating revenues increased 6.3% from $1,326 million in Q1 2012 to $1,409 million in Q1 2013. Service revenues grew 7.2% to $1,303 million due to a larger smartphone base and higher blended average revenue per user (ARPU), fuelled by an increased proportion of postpaid subscribers from Western Canada and increased use of data services like Bell Mobile TV by smartphone customers.

Data revenue grew 23.9% in Q1 and now represents 39.3% of blended ARPU. Bell Wireless EBITDA grew 11.6% from $524 million in Q1 2012 to $585 million in Q1 2013, delivering a 1.8 percentage-point improvement in service margin to 44.9% from 43.1% last year.

  Postpaid net additions of 59,497 in Q1 2013 were supported by higher year-over-year postpaid gross activations and lower customer churn. Postpaid gross activations increased to 295,136 in Q1 from 293,572 last year, reflecting a strong line-up of superphones and other mobile devices, expanded distribution and strong sales and marketing execution.

  Prepaid net customer losses decreased to 68,454 in Q1 2013 due to fewer customer deactivations. Ongoing net losses in prepaid activations reflect aggressive acquisition offers from competitors targeted at lower-ARPU customers and Bell’s continued focus on postpaid smartphone subscriber acquisition.

  Smartphone users represented 68% of total postpaid subscribers at the end of Q1, compared to 52% a year earlier. Bell Wireless customers totaled 7,672,075 at the end of the quarter, an increase of 3.6%.

  Postpaid customer churn improved to 1.25% from 1.35% in Q1 2012, reflecting investments in customer service and retention and lower deactivation rates on smartphones compared to other devices. Prepaid churn also improved 16 basis points to 3.79% this quarter.

  Blended ARPU increased 3.9% to $55.92 in the quarter, representing a thirteenth consecutive quarter of year-over-year improvement. The growth is driven by a higher proportion of postpaid customers, increased smartphone adoption and postpaid customer growth in higher-ARPU regions, such as Western Canada.

  Cost of acquisition remained essentially stable, increasing $5 to $404 per gross activation, reflecting handset pricing discipline and the benefit of the new Blackberry Z10 smartphone in Bell’s device line-up.

  Retention spending in the quarter held steady at 10.3% of wireless service revenues compared to 9.8% in Q1 2012, reflecting discipline in device discounting and upgrades.

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  Bell continues to offer customers access to Canada’s largest 4G LTE network, increasing population coverage with the addition of 35 new markets in Q1. 4G LTE from Bell now reaches approximately 70% of the Canadian population, complementing the 4G HSPA+ and enhanced 4G HSPA+ DC (Dual Cell) networks that offer coast-to-coast coverage to more than 97% and more than 83% of the population, respectively.

Bell Wireline
The pace of decline in Bell’s traditional wireline revenues improved over every quarter in 2012, decreasing 2.8% in Q1 2013 to $2,508 million from $2,579 million in Q1 2012. This reflects steady Fibe TV and Fibe Internet customer growth, slowing voice revenue decline, and lower upfront discounts and credits on bundle offers.

Bell Wireline EBITDA decreased 4.5% in Q1 2013 to $958 million from $1,003 million in Q1 2012, while margins were in line with plan at 38.2% (compared to 38.9% in Q1 2012), reflecting a $26 million, or 1.6%, reduction in operating costs. Wireline EBITDA was impacted by charges totalling $14 million related to a CRTC decision affecting Bell’s wholesale high-speed access services business. Excluding this regulatory impact, Bell Wireline EBITDA declined 3.1% with a stable year-over-year margin of 38.8%.

  Bell Fibe TV added 47,463 net new customers in Q1 2013, a 41.9% increase over the 33,443 gained in the first quarter of 2012. At the end of Q1, Bell Fibe TV subscribers totalled 295,761, up 147% over last year.

  Combined Bell Satellite TV and Fibe TV net additions decreased to 13,971 this quarter, due to lower year-over-year satellite TV net activations attributable to aggressive offers from TV competitors. Bell TV’s subscriber base totalled 2,169,954 at the end of Q1 2013, a year-over-year increase of 2.8%.

  Fibe TV is driving Internet additions, with high-speed Internet net additions of approximately 13,000 in its territory this quarter. Overall, Bell added 1,931 net high-speed Internet customers in Q1, compared to 12,393 in the first quarter of 2012, due to higher residential DSL churn from aggressively priced service bundle offers from competitors. Bell had total high-speed Internet subscribers of 2,117,174, a 0.6% increase from Q1 2012.

  Wireline data revenue was up 0.8% to $1,433 million on data service revenue growth of 3.2%. The higher revenue was fuelled by Fibe TV and Internet subscriber growth, and higher IP broadband connectivity and data hosting revenues at Bell Business Markets.

  Residential NAS net losses in Q1 2013 were 83,557, 17.5% higher year over year, due to ongoing wireless and Internet substitution of wireline voice services, and heavily discounted bundle promotions from competitors. The decline was moderated by lower rates of residential NAS turnover in Bell Fibe TV service areas.

  Business NAS losses improved 2.1% to 24,889 in Q1 as Bell Business Markets reduced access line losses in their large and mid-sized customer segments, while wholesale business access lines also improved year over year.

  Total Bell NAS at the end of the quarter was 5,536,493, a 7.8% decline. Bell’s local and access revenues declined 6.8% to $646 million, while long distance revenue declined 13.2% to $184 million.

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Bell Media
Bell Media operating revenues were stable year over year, increasing 0.2% to $513 million in Q1 2013 from $512 million in Q1 2012. Subscriber fee revenue growth of 11.9% due to market-based increases for specialty TV rates paid by broadcast distributors was moderated by a soft advertising market. In line with industry trends, conventional TV and radio advertising revenues declined 5.8% in Q1 2013.

Benefitting from the flow-through of higher fee revenue from distributors and a 3.7% reduction in operating costs, Bell Media’s EBITDA increased 21.0% to $98 million in Q1 2013 from $81 million in Q1 2012.

  CTV broadcast the three most-watched TV events of the year in Q1: The Super Bowl, the Academy Awards and the Golden Globe Awards.

  CTV’s non-sports specialty services continued to post strong audience growth with 7 of the Top 20 TV programs, led by increases at Bravo, E! and CP24.

  NHL audience levels were up 11% and 24% on TSN and RDS, respectively, after the league returned to the ice in January. TSN and RDS also announced a new multi-platform broadcast agreement with the CFL that extends their partnership through 2018, with media rights to all CFL pre-season and regular season games, playoffs and the Grey Cup.

BELL ALIANT RESULTS
Bell Aliant (TSX: BA) revenues increased 0.3% to $684 million in Q1 2013 from $682 million, as growth in Internet, TV and wireless was offset by continued declines in local and access and long distance revenues. Bell Aliant’s EBITDA was unchanged at $321 million this quarter, as slightly higher operating revenues were offset by a 0.6% increase in operating costs. For more information, please visit BellAliant.ca.

ASTRAL UPDATE
On March 4, 2013, BCE received Competition Bureau clearance for its proposed acquisition of Astral Media Inc. Under the consent agreement with the Bureau, Astral and Bell will divest 11 TV services (and 10 radio stations, as required under the CRTC’s radio common ownership policy). Corus Entertainment Inc. has agreed to purchase 6 TV services and 2 radio stations in a transaction valued at $400.6 million. Bell will retain 8 Astral TV services (including Astral’s English and French-language pay TV movie services), 77 radio stations and its out-of-home advertising business, representing approximately 77% of Astral’s EBITDA.

Astral and Bell submitted a revised proposal to the CRTC for approval of the transaction, including $174.64 million in tangible benefits for Canadian broadcasting, which was made public by the CRTC on March 6. The CRTC’s public hearing to consider the new proposal began May 6. BCE is targeting an early summer closing of the transaction, pending CRTC approval.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.5825 per common share, payable on July 15, 2013 to shareholders of record at the close of business on June 14, 2013.

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OUTLOOK
BCE confirmed its financial guidance targets for 2013, as provided on February 7, 2013, as follows:

	February 7 Guidance	May 9 Guidance
Bell (i)
Revenue Growth	0% – 2%	On track
EBITDA Growth	1% – 3%	On track
Capital Intensity	16% – 17%	On track
BCE
Adjusted EPS (ii)	$2.97 - $3.03	On track
Free Cash Flow growth (iii)	5% – 9%	On track
Annual common dividend per share	$2.33	$2.33

(i)	Bell’s 2013 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	Starting in 2013, we define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
(iii)	Starting in 2013, we define free cash flow as cash flows from operating activities excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

BCE anticipates updating its 2013 financial guideline after the closing of the Astral acquisition targeted for early summer.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call for financial analysts to discuss Q1 2013 results on Thursday, May 9 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8061or toll-free 1-866-225-0198 shortly before the start of the call. A replay will be available for one week by dialing (905) 694-9451 or 1-800-408-3053 and entering pass code 6518122#.

There will also be a live audio webcast of the call available on BCE’s website at: BCE.ca/investors/investorevents/all/show/bce-q1-2013-results-conference-call. The mp3 file will be available for download on this page later in the day.

NOTES
The information contained in this news release is unaudited.

(1)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as

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Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2013		Q1 2012
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	566	0.73	531	0.69
Severance, acquisition and other costs	23	0.03	14	0.01
Net gains on investments	(2)	-	(8)	(0.01)
Premium on early redemption of debt	12	0.01	-	-
Adjusted net earnings	599	0.77	537	0.69

(2)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of BCE net earnings to EBITDA.

($ millions)
	Q1 2013	Q1 2012
Net earnings	672	631
Severance, acquisition and other costs	33	19
Depreciation	675	646
Amortization	163	181
Finance costs
Interest expense	221	207
Interest on post-employment benefit obligations	37	33
Other (income) expense	(80)	21
Income taxes	241	191
EBITDA	1,962	1,929

(3)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. We define free cash flow as cash

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flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q1 2013	Q1 2012
Cash flows from operating activities	1,040	1,202
Bell Aliant dividends/distributions to BCE	48	48
Capital expenditures	(722)	(817)
Cash dividends paid on preferred shares	(26)	(33)
Cash dividends/ distributions paid by subsidiaries to non-controlling interest	(73)	(79)
Acquisition costs paid	10	25
Bell Aliant free cash flow	(30)	(15)
Free cash flow	247	331

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release, including, but not limited to, statements relating to our 2013 financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2013 annualized common share dividend, the expected timing and completion of BCE’s proposed acquisition of Astral and BCE’s proposed divestiture of certain TV services and radio stations in connection with such proposed acquisition, our ongoing strategic capital investment programs, and other statements that are not historical facts, are forward-looking. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 9, 2013 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur

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after May 9, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented for the purpose of assisting investors and others in understanding certain key elements of our expected 2013 financial results, as well as our objectives, strategic priorities and business outlook for 2013, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2013 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Growth in the Canadian economy of 1.5% in 2013, based on the Bank of Canada’s most recent estimate, a fifty basis point decrease compared with an earlier estimate of 2%;
  a slow pace of employment growth and new business formation affecting overall business customer demand;
  a sustained level of wireline and wireless competition in both consumer and business markets;
  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;
  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and sub-urban markets, the proliferation of 4G devices, as well as population growth; and
  a soft advertising market for Bell Media.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in FibeTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services;
  in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and increasingly affordable Canada-wide unlimited wireless plans, which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in high definition (HD) programming;
  improved subscriber acquisition at Bell Internet through increased fibre coverage and speeds as we leverage our significant network capital investment and the implementation of new technologies to drive greater Fibe TV expansion and Internet attach rates;
  gradual improvement in the performance of our Business Markets unit based on increased business customer spending, new business formation and higher demand for connectivity and ICT services driven by a strengthening economy and an improvement in employment

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rates, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements and deferral of ICT projects;

  continued customer migration to IP-based systems, increased competitive intensity in mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment and ongoing competitive reprice pressures in our business and wholesale markets; and
  cost savings to be achieved from management workforce attrition and retirements, call center efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage;
  continued aggressive competition in 2013 as competitors attempt to maintain or gain wireless market share;
  wireless revenue growth to be underpinned by continued growth in our subscriber base and ARPU, driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device line-up and from faster data speeds that are allowing our clients to optimize the use of our services; and
  the proliferation of more expensive and sophisticated wireless devices, as well as heightened competitive activity, to exert pressure on EBITDA, due mainly to increased handset discount resulting in higher subscriber acquisition and customer retention costs.

Operational Assumptions Concerning Bell Media

  the non-recurrence, in 2013, of significant events that occurred in 2012, including the London Summer Olympic Games, the NHL lockout and retroactive rate increases for specialty programming services;
  the intended launch, in 2013, of our TV Everywhere product, a strategic initiative aimed at enabling us to deliver the best live sports, news and other premium content exclusively to broadcasting distribution undertakings’ (BDUs) subscribers;
  growth in subscriber revenues to be driven by contracted market-based rate increases for our specialty sports services;
  in conventional TV, building and maintaining strategic supply arrangements for content on four screens continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news through investments in HD broadcasting and improvements to our news programming;
  increased costs to secure content in our sports broadcast operations as we face greater competition from both new entrants and established competitors, and as market rates for specialty content generally increase;
  in our non-sports specialty TV services, investment in quality programming and production, marketing and ongoing development of key brand partnership initiatives with respect to our existing services; and
  the achievement of cost management by maximizing assets, achieving productivity gains and pursuing operational efficiencies.

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Financial Assumptions Concerning Bell (Excluding Bell Aliant)

  Bell’s total employee benefit plans cost to be approximately $340 million, based on an estimated accounting discount rate of 4.4% and an expected return on plan assets of 4.4%, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $220 million and an estimated below EBITDA net employee benefit plans financing cost of approximately $120 million;
  total pension plan cash funding to be approximately $350 million;
  cash taxes to be approximately $300 million, and;
  net interest expense and payments to be approximately $700 million.

Financial Assumptions Concerning BCE

  BCE’s total employee benefit plans cost to be approximately $420 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $280 million and an estimated below EBITDA net employee benefit plans financing cost of approximately $140 million;
  depreciation and amortization expense approximately $50 million higher compared to 2012;
  net interest expense of approximately $875 million;
  tax adjustments (per share) of approximately $0.07;
  an effective tax rate of approximately 26%;
  non-controlling interest similar to 2012; and
  an annual common share dividend of $2.33 per share.

The foregoing assumptions, although considered reasonable by BCE on May 9, 2013, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2013 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2013 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;

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  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  increased contributions to post-employment benefit plans;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  the complexity of our product offerings and pricing plans;
  labour disruptions;
  employee retention and performance;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our DTH satellite television services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;
  health concerns about radio frequency emissions from wireless devices;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility;
  our failure to evolve practices and effectively monitor and control fraudulent activities; and
  the expected timing and completion of the proposed acquisition by BCE of Astral is subject to approval by the CRTC, other closing conditions, termination rights and other risks and uncertainties; and the proposed divestiture by BCE of certain TV services and radio stations is also subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals; accordingly, there can be no certainty that the proposed transactions will be completed or that anticipated benefits will be realized.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2012 Annual MD&A dated March 7, 2013 (included in the BCE 2012 Annual Report) and BCE’s 2013 First Quarter

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MD&A dated May 8, 2013, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk mental health initiative is a national charitable and awareness program promoting mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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